Brookfield Office Properties and Oxford Properties Complete

Pre-let agreement with Schroders

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Schroders signs lease for 310,000 square feet at London Wall Place;

Construction of development expected to commence in July 2014

LONDON, January 6, 2014 – Brookfield Office Properties Inc. (“Brookfield”) and Oxford Properties (“Oxford”), joint venture partners in the London Wall Place development, in partnership with freeholder the City of London Corporation, have signed a pre-let agreement for the entirety of 1 London Wall Place (310,000 square feet) with Schroders, one of London’s leading investment management businesses. The deal is the largest pre-let agreement in the City of London since 2010.

The signing of the pre-let agreement allows the Brookfield-Oxford partnership to commence formal construction of the development as soon as the demolition of the old St. Alphage House building and appropriate enabling works have been completed. The construction phase is expected to commence in July 2014 with full delivery of the property expected in late 2016.

Martin Jepson, President and COO of Brookfield Office Properties Europe, commented, “We have always believed in the long-term potential of the London office property market and of our offering at London Wall Place. With this new pre-let agreement we can focus on the delivery of a new state of the art office building that will complement our wider existing investment and development portfolio.”

Mike Rayner, Head of Development at Oxford Properties, commented, “We are pleased to have completed this significant letting with such a prestigious occupier, which decisively evidences the strength of this scheme. We now look forward to moving ahead with the development, and have no doubt that we will see strong interest in 2 London Wall Place as the scheme progresses.”

Michael Dobson, Chief Executive of Schroders, commented, “Schroders has grown substantially in recent years and 1 London Wall Place offers us a unique opportunity to consolidate all London employees under one roof, in a modern working environment and in an excellent location.”

Michael Cassidy, Chairman of the City of London Corporation’s Property Investment Board, said: “This pre-let agreement is very positive news and again confirms the City as a natural home for world-leading financial and professional services firms. We are delighted that Schroders has selected the London Wall site, which demonstrates its desire to consolidate in the Square Mile and highlights the benefits presented by this new development.”

London Wall Place will feature two complementary yet distinctive office buildings supplemented by approximately 70,000 square feet of public realm.

1 London Wall Place will provide Schroders with 310,000 square feet of premium, flexible space across 12 stories, including accessible outdoor terraces providing striking views towards St. Paul’s Cathedral.

2 London Wall Place will be a 16-story building providing 190,000 square feet of consistent, highly efficient 12,000-square-foot floor plates, all of which also offer spectacular views across the City.

The wider London Wall Place development will create a significant new public realm for the City, including beautifully landscaped gardens designed around the historic Roman ruins of London Wall and the thirteenth century St. Alphage Church. The development is committed to achieving a BREEAM (Building Research Establishment Environmental Assessment Method) ‘Excellent’ rating.

GM Real Estate and Jones Lang LaSalle were appointed leasing agents for the development in January 2013. Savills, Deloitte Real Estate and Allen & Overy acted on behalf of Schroders.

For more information, please visit www.londonwallplace.com.

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Contact:

UK

Smithfield

Ged Brumby, Director

+44 (0) 20 7903 0674; gbrumby@smithfieldgroup.com

Oxford Properties

Ceri Edwards

+44 (0) 20 7842 4988; cedwards@oxfordproperties.com

City of London Corporation

Sanjay Odedra, Senior Media Officer

T 020 7332 1835 / M 07831 542856

E sanjay.odedra@cityoflondon.gov.uk

US

Media Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact: Matt Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com

Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 114 properties totalling 85 million leasable square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Oxford Properties Group

Oxford Properties Group is a global platform for real estate investment, development and management, with over 1,700 employees and approximately $22 billion of real assets that it manages for itself and on behalf of its co-owners and investment partners. Established in 1960, Oxford was acquired in 2001 by OMERS, one of Canada's largest pension funds with over $60 billion in assets. Oxford has regional offices in Toronto, London and New York, each with investment, development and management professionals who have deep real estate expertise and local market insight. For more information visit www.oxfordproperties.com.

Schroders

Schroders is a global asset management company with £256.7 billion under management as at 30 September 2013. Our clients are major financial institutions including pension funds, banks and insurance companies, local and public authorities, governments, charities, high net worth individuals and retail investors.

With one of the largest networks of offices of any dedicated asset management company, we operate from 34 offices in 27 countries across Europe, the Americas, Asia and the Middle East. Schroders has developed under stable ownership for over 200 years and long-term thinking governs our approach to investing, building client relationships and growing our business.

About the City of London Corporation

The City of London Corporation has three roles: we support London’s communities by working in partnership with neighbouring boroughs on economic regeneration and skills projects. Plus the City of London Corporation’s charity City Bridge Trust makes grants of more than £15 million annually to charitable projects across London and we also support education, with three independent schools and three City Academies – plus a primary school and the world-renown Guildhall School of Music and Drama. We also help look after key London heritage and green spaces including Tower Bridge, Museum of London, Barbican Arts Centre, City gardens, Hampstead Heath, Epping Forest, Burnham Beeches, and important ‘commons’ in south London. And – with its heart in London’s Square Mile - we also support and promote the ‘City’ as a world-leading financial and business hub, with outward and inward business delegations, high-profile civic events, research-driven policies and a long-term approach. See www.cityoflondon.gov.uk for much more on our uniquely diverse role, including the City of London Police, etc.

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